AGREEMENT

This Agreement states that Betting, Inc. is employing the services of David Ninci at the hourly rate of $100 to advise and consult Betting, Inc. as regards the marketing and promotion of 777WINS.com.
That in lieu of the cash, as the consultant fee, David Ninci will be paid with 100,000 shares of Betting, Inc. free trading stock.
BETTING, INC.

By:  /s/  Thomas S. Hughes     	Date: February 22, 1999
Thomas S. Hughes, Chairman
and Chief Executive Officer


  /s/  David Ninci       		Date: February 22, 1999
David Ninci